HOUSTON...
                               WE HAVE A MANDATE!



       By tendering 61.5% of Pennzoil shares in response to UPR's offer, the owners of Pennzoil have sent a powerful message to
                         Pennzoil's Board of Directors.


                       Thank you, Pennzoil shareholders.


           You've told Pennzoil to negotiate a transaction with UPR.


      Now it's time for Pennzoil's Board to listen to shareholders and...


                              Do the right thing.


                                   [UPR LOGO]


This advertisement is not an offer to purchase shares of Pennzoil, nor is it an offer to sell any UPR common stock which may be issued in a merger involving Pennzoil and a subsidiary of UPR. The cash tender offer by a subsidiary of UPR to acquire 50.1% of Pennzoil's common shares will be made solely by the Offer to Purchase and the related Letter of Transmittal. Any issuance of UPR common stock in any merger involving Pennzoil and a subsidiary of UPR would have to be registered under the Securities Act of 1933, as amended, and such UPR common stock would be offered only by means of a prospectus complying with such Act.